

Mail Stop 3561

December 10, 2009

Miodrag Andric
President, Chief Executive Officer and Chairman
Green Star Alternative Energy, Inc.
1660 Hotel Circle North, Suite 207
San Diego, California 92108

     RE: Green Star Alternative Energy, Inc.
             Form 8-K
             Filed September 30, 2009 and December 8, 2009
             File No. 0-53627

Dear Mr. Andric:

     We have completed our review of Forms 8-K and have no further comments at this time.

                  Sincerely,

                  William Thompson
                  Accounting Branch Chief